

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Jason Smith
General Counsel
UroGen Pharma Ltd.
400 Alexander Park Drive
4th Floor
Princeton, NJ 08540

> **Re: UroGen Pharma Ltd.**
> **Registration Statement on Form S-3**
> **Filed September 8, 2023**
> **File No. 333-274423**

Dear Jason Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika N. Sheppard at (202) 551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Asa Henin